Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 0-31271

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Tutogen’s anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Tutogen’s agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Tutogen’s public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Tutogen’s S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Tutogen’s website at www.tutogen.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is a transcript of RTIX-TTG Merger Announcement Investor Conference Call.

Final Transcript
Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Conference Call Transcript RTIX—Regeneration Technologies, Tutogen Medical Announce Agreement to Merge Event Date/Time: Nov. 13. 2007 / 9:05AM ET

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Final Transcript

Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

CORPORATE PARTICIPANTS:

Wendy Crites Wacker

Regeneration Technologies—Director, Corporate Communications

Brian Hutchison

Regeneration Technologies—Chairman, President, CEO

Guy Mayer

Tutogen Medical—President, CEO

Tom Rose

Regeneration Technologies—EVP, CFO

CONFERENCE CALL PARTICIPANTS:

Caroline Corner

Pacific Growth Equities—Analyst

Ian Sunder

Jefferies—analyst

David Hines

WS Management—Analyst

Shawn Fitz

Stephens Inc.—Analyst

Keay Nakae

Collins Stewart—Analyst

Matt Dolan

Roth Capital Partners—Analyst

George Walsh

Gilford Securities—Analyst

Adam Galeon

Visium Capital Management—Analyst

PRESENTATION

Wendy Crites Wacker —Regeneration Technologies—Director, Corporate Communications

Good morning. Thank you for joining us. On this conference call we will discuss today’s announcement of the merger agreement between Regeneration Technologies and Tutogen Medical. We will hear from Brian Hutchison, chairman, president, and CEO, and Tom Rose, vice president and chief financial officer, both of RTI, as well as Guy Mayer, president and CEO of Tutogen.

Before we start, let me make the following disclosure about forward-looking statements: The earnings and other matters we will be discussing on this conference call will involve statements that are forward-looking. These statements are based on our management’s current expectations, but they are subject to various risks and uncertainties associated with our lines of business and with the economic environment in general.

Our actual results may vary from any statements concerning our expectations about future events that are made during the course of this meeting, and we make no guarantees as to the accuracy of these statements. Accordingly, we urge you to consider all information about the company and not to place undue reliance on these forward-looking statements.

Now I will turn the call over to Brian Hutchison.

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Good morning everyone.

As you saw in our press release earlier today, the boards of directors for both Regeneration Technologies and Tutogen Medical have approved a definitive agreement to combine the two companies.

By combining our companies, we will create the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets with a diversified mix of implants and distribution channels.

The merger will be a tax-free, stock-for-stock exchange, with Tutogen shareholders receiving 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own.

Importantly to our shareholders, the merged company will benefit from cost synergies and enhanced opportunities for revenue growth and increased profitability.

The combined company will be headquartered here in Alachua, Florida. We will have approximately 750 employees with facilities in the United States, Germany and France.

I will serve as the Chairman and CEO of the combined company, while Guy Mayer will be president, focused on international activities and sales and marketing. He will also join the board of directors.

Tom Rose will serve as Vice President, CFO and Secretary, and Bob Johnston will serve as Vice President of Finance of the combined company.

The board of directors for the combined company will be comprised of all 7 directors from the RTI board, plus 5 directors from Tutogen’s board, bringing the total board to 12 directors - including Guy and myself.

In compliance with regulatory requirements, RTI and Tutogen will remain separate and independent companies, and joint activities between the two companies will be restricted until the completion of the transaction. Specific transition details will be made available at a later time. The decision to merge is one that has been made based on careful consideration by both entities. We believe this union will have a positive impact on our ability to honor donations and serve more surgeons and patients around the world. We will reach a broad range of markets with a diversified mix of implant and distribution channels.

We believe this merger is in the best interests of our shareholders. I would like to communicate the rationale behind his merger and provide some early details on what this news means to you. The merger will be — will combine our expertise with science, safety and innovation and biologics for orthopedics with Tutogen’s leadership in sterile biological implants for dental, hernia and other specialty surgeries.

Specific benefits of the merger include the diversification of our markets, a balanced distribution model with reduced concentration risk; the combination of two strong recovery networks; accelerated growth for all xenograft products; and the expansion of the distribution and our marketing team.

Let’s go through each one of these. The first nine months of 2007, almost half of RTI’s revenues were concentrated in spine, with another 25% represented in sports medicine. Revenues in our other core businesses, bone graft substitutes and general orthopedics, have been growing year over year. Tutogen implants address several markets where RTI currently has no representation, such as dental, hernia repair and surgical specialties including urology, obstetrics, gynecology, breast reconstruction, ophthalmologist and ENT markets.

The combined company will benefit from this diversified revenue base and reach more patients across numerous markets. We will be very competitive with sterilized implants in both orthopedics and membrane-based implant lines, representing a range of products that have strong growth.

With the diversity of markets also comes enhanced diversity of distributors. RTI has worked hard over the last 18 months to bring new distributors to reduce our concentration risk of having one dominant partner. We now have an array of market leading distributors, including Medtronic, Stryker, Orthofix, Wright Medical, Exactech and Zimmer among others. Distributors of Tutogen’s implants include Zimmer Dental and Zimmer Spine, as well as Davol, a subsidiary of CR Bard, Mentor, Colaplast and IOP. The combined company’s distribution agreements will create a more-balanced mix of strong distributors and implant lines.

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Final Transcript

Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

To meet the needs of surgeons and patients in all implant segments, we must first honor the donations that make these implants possible. The combined company will bring together one of the most extensive U.S. tissue recovery networks with the leading international tissue recovery networks. This will enable the combined company to honor the gift of donation and help recipients both in the United States and around the world.

Let me turn the call over to Guy to discuss the benefits for international and xenograft businesses of the combined companies.

Guy Mayer —Tutogen Medical—President, CEO

Thank you, Brian. Before I begin, I do want to express how enthusiastic we are at Tutogen for this next stage of growth. We have worked hard over the past few years to realign our company and our product lines. We have brought together a strong management team to lead our company, a management team that is committed to the success of this new company. We have also optimized our distribution channels through a series of new distribution relationships, which sets the stage for significant growth in markets using tissue membrane products, as well as other musculoskeletal tissues.

Our membrane-based implants, in particular, are an exciting area of growth. Dermis, pericardial and fascia-based products are prevailing in the marketplace over synthetic alternatives. The combined company can leverage our Tutoplast sterilization process, which is especially suited to processing these membrane-type tissues.

We have a great deal of respect for what Brian and his team have done at RTI and we believe that there is a compelling fit between our businesses.

On the call this morning, I would like to discuss two areas where the synergies between our companies should provide growth rates in excess of what our separate companies are currently achieving. This merger creates a significant opportunity to bring together the two companies’ xenograft products and technologies. Tutogen has more than 10 years of experience in gathering clinical data and distributing xenograft implants internationally. The addition of RTI’s portfolio of xenograft implants, with approvals in both Europe and the U.S., together with Tutogen’s experienced distribution network, the combined company can achieve significant growth in xenograft revenues and quickly expands the uses of xenograft implants throughout orthopedics.

The combined distribution and marketing team is highly complementary and should provide a significant cross-distribution opportunity. RTI has put in place a world-class sports medicine direct distribution network in the U.S, while Tutogen has one of the strongest international distribution network the world focused on biologics, headquartered in Germany with a subsidiary in France. These distribution channels, with over 40 distributors, will help us optimize all of our combined implant lines outside the U.S.

Tutogen also has a leading international recovery network, which the combined company will process to meet the needs of international community first and foremost. On the occasion where international needs are met and tissue can be used to meet the vast needs in the U.S., tissue from those donors must go through individual FDA scrutiny, which exceeds and is in addition to the high level of screening required for domestic-based donations. Additionally, all donations accepted by the combined company will meet our strict science-based donor criteria, as well as be subjected to additional validated sterilization and safety processes before distribution.

Finally, we can leverage our 33,000-square-foot German processing facility completed this year and the knowledge that we have gained from numerous regulatory approvals of the facility and products. The combination of our international recovery network along with both companies’ U.S. recovery networks will help us meet the tissue needs of our distributors and surgeons for many years to come.

For the domestic markets, both companies have demonstrated accelerated growth during the past in a number of key medical specialties that we serve. The opportunity to significantly increase key tissue availability for the sports medicine, hernia repair and breast reconstruction markets will certainly continue to fuel our strong established growth rates. We have little to no overlap in the markets we serve and we look forward to working with our distribution partners with the enhanced capabilities that come from this combination.

I will now turn the call over to Tom Rose to discuss terms of the agreement and financial considerations.

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Final Transcript Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Tom Rose —Regeneration Technologies—EVP, CFO

Thank you, Guy. Good morning, everybody.

As Brian mentioned earlier, under the terms of the agreement, Tutogen shareholders will receive 1.22 shares of newly-issued RTI common stock in exchange for each share of Tutogen common stock they own. Based on RTI’s closing stock price of $10.54 per share on November 12, this represents a value of $12.86 per Tutogen share, or an aggregate equity value of about $263 million.

Upon completion of the merger, RTI stockholders will own approximately 55% of the combined company and Tutogen stockholders will own 45% of the company on a diluted basis.

Available synergies include approximately $5 million to $6 million of identified cost savings, when fully realized, and potential revenue enhancement opportunities. We expect substantial savings to come from the reduction of public company costs, duplicate facilities and laboratory testing fees, redundant insurance costs and reduced advisory, legal and accounting fees.

We also expect significant revenue enhancement opportunities as the combined company maximizes the tissue that we process. Such opportunities were reflected in the sourcing agreements we entered into in November of 2006 when RTI began supplying Tutogen membrane tissues from its recovery network and Tutogen began supplying tendons to RTI from its recovery network.

With a combined company, we’ll have a much larger and more diversified portfolio of implants as well as additional processing methodologies, great opportunities will exist to improve yields from tissue process.

The combined company is expected to have a strong balance sheet with more than $30 million in cash at December 31, 2007, and will generate positive cash flows. Neither company has significant amounts of debt.

We expect the merger to be accretive to RTI’s 2008 GAAP earnings per share, excluding one-time transaction-related adjustments and costs.

In connection with transaction, Lehman Brothers is acting as financial adviser to RTI and Fulbright and Jaworski is legal counsel. Cowen and Company is acting as financial adviser to Tutogen and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo is legal counsel.

I’ll now turn the call back over to Brian.

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Thanks, Tom. In closing, let me say how enthusiastic both companies are about the benefits and synergies that can be achieved through this union. Our strength and innovation and leadership in orthobiologics markets will blend with Tutogen’s strength in tissue membrane markets and their expertise in xenograft applications.

As I mentioned in today’s release, it is easy to see how these two companies fit together to become a global leader in providing sterile biological solutions to patients around the world. Both companies have a strong commitment to safety and sterilization of biologic implants and a strong sense of responsibility to honor donor families and help recipients, and a culture of investment to innovate and meet growing needs of the medical community.

Today, we are launching a special Web portal to keep all of our audiences apprised of the latest information on the merger. You can link to the portal from the homepage of our website. Simply click on the RTI/Tutogen Merger icon. We hope to see many of you tomorrow at the Stephens conference held at the Palace Hotel in New York. I will be presenting for RTI in the morning. A link to the RTI presentation is available on our website at www.RTIX.com. Guy will be presenting for Tutogen in the afternoon. Additionally, both companies with a webcasting a joint luncheon presentation tomorrow that will be available on our website as well.

At this time, let’s open up to questions. Vicki?

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Final Transcript

Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Scott Gleason, Stephens.

Shawn Fitz —Stephens Inc.—Analyst

Shawn Fitz at Stevens. Good morning. Guy, just quickly, as we think about your partnership in the complex hernia market, could you comment or give us some kind of background to the extent that you are supply-constrained as you attack that market currently?

Guy Mayer —Tutogen Medical—President, CEO

Yes, let me address Davol on the hernia repair market. We entered that market with clinical indentations basically July of last year, so we have now been implanting for some 15, 16 months. We continue to report no clinical failures from implants.

We have met with the Davol Group. We have not shared the numbers in terms of the market penetration. I can just refer you to in the Bard earnings call where they said in the earnings call that their hernia business is basically flat, but that the biological side of that business is growing at 25%, led by their human dermis products. So we are pleased with the activities at Bard.

I have mentioned in the past that the hernia repair market is one that is really led by the two largest sizes of dermis available, and the largest size from us being a 13-by-15. We said that in our recovery efforts, we continue to try to get larger size products and that basically Davol is selling all of the larger sizes that we can put on the shelf.

I think that one thing that is very positive from the combination of the two companies is that we can now really maximize soft tissue. We expect to greatly improve, through this combination, the amount of dermis available for hernia repair. That will allow us to continue some significant market penetration.

Shawn Fitz —Stephens Inc.—Analyst

Okay, thanks. So I guess the summary here is that segment is growing nicely, but there is clearly a demand in the marketplace that you all are unable to meet due to supply constraints. Is that kind of the summary there?

Guy Mayer —Tutogen Medical—President, CEO

On the two largest sizes of tissue, yes. Everything but the two largest sizes we have met all the demand.

Let me maybe just go into breast reconstruction, which is dealing with some smaller sizes of tissues. Breast reconstruction, we have had an early — an easier program in meeting the demand. That product was launched in July. Just this past week, Mentor had their earnings call. In their earnings call they said that they were — they had a successful launch with the NeoForm product, but again, the combination of the two organizations will increase — will significantly increase our tissue availability. That will help in the larger sizes there as well. So I think this is very positive for our affiliation with both Davol and Mentor.

Shawn Fitz —Stephens Inc.—Analyst

Thank you. Brian, maybe just to dovetail on that line of questioning, if we think about your current supply — I guess I’m just trying to understand how many — how much tissue are you currently recovering? Are you 50% of your donors you’re recovering tissue from? I guess I’m trying to understand exactly where the current tissue is that your recovering, where that is ending up, I guess, in the marketplace.

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Well, to answer it honestly, no, we still recover tissue for Tutogen, as well as LifeCell. Some of our partners that we work with send those tissues to LifeCell, to answer you directly, and there is an opportunity through this combination that we will redirect that to this combined company. So it should help the opportunities in the markets (inaudible) because the demand is there.

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Final Transcript

Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Shawn Fitz —Stephens Inc.—Analyst

Brian, maybe I can phrase my question a little better. If we think about your current recoveries in every instance that the tissue can be recovered, is it being recovered for all your donations currently?

Tom Rose —Regeneration Technologies —EVP, CFO

Shawn, let me just in and see if I can help answer this. Ever since we entered into the relationship with Tutogen last year, we have been ramping up our ability to recover these membrane tissues and of course, we started with our own recovery groups. We continued that ramp and, again, it is hard to put an estimates on how much additional tissue we will provide. But to follow-up on Guy’s comments, we think over the next few years, supplies will increase to help support those significant growth rates that Tutogen has seen in those markets.

Shawn Fitz —Stephens Inc.—Analyst

Okay, great. Last question, Brian or Tom, is there any application for BioCleanse with the membrane-based tissues?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

No, I would expect that we would use Tutoplast for membrane tissues. It is well-proven and it works very, very well. We will try and beef up, actually, the clinical data they already have, so I would suspect that we would continue using Tutoplast for all membrane type tissues both in and outside U.S.

Shawn Fitz —Stephens Inc.—Analyst

Okay, thanks.

Operator

Keay Nakae, Collins Stewart.

Keay Nakae —Collins Stewart—Analyst

Can you talk about the international sales for Tutogen, where you’re currently strongest, and then how well-suited that distributor network might be for selling RTI’s products.

Guy Mayer —Tutogen Medical—President, CEO

Let me try to give you some flavor on the international side. Our international sales are in the $15 million to $16 million range. We deal with distributors in about 32 different countries. These are small distributors that sell the gamut of products.

We have also been establishing a new strategy in the last year or so in going to global distributors outside the U.S. as well and we’re working with Coloplast in urology. We have an agreement with Bard for our human dermis product outside the US. We just signed an agreement with Zimmer Dental to globalize the business. That agreement was signed in August, so we see some great opportunity in globalizing the franchise, as well.

If we look at the product portfolio — and we have not gone through the detail of that yet, but the product portfolio from RTI would probably fit through most of our distribution channels. So we think those are great opportunities to explore.

Keay Nakae —Collins Stewart—Analyst

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Final Transcript

Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

How quickly could we expect to see RTI be able to leverage that distribution channel internationally with their products?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

I would expect that, first, we have a responsibility to run our businesses independently until closing and certainly on these sales and marketing issues, we will work the detail as soon as closing happens. And I would expect that from there, implementation in already established markets where we already have licenses should be quick.

Keay Nakae —Collins Stewart—Analyst

Okay, very good. Thanks.

Operator

Matt Dolan, Roth Capital.

Matt Dolan —Roth Capital Partners—Analyst

Just a couple questions. First, with Tutogen recently ramping up production and in need of more inventory, Brian, can you give us an idea of how much excess capacity you have in your facility today in order to absorb this demand they are seeing?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Our facility is operating currently at around 50%

Matt Dolan —Roth Capital Partners—Analyst

Five zero?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

50, yes.

Matt Dolan —Roth Capital Partners—Analyst

Okay, thanks. Guy, you recently indicated you expect to launch into three new indications next year. Does this deal change any of those expectations or is it business as usual?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

No, I think it is business as usual and just bringing more resources to the launch in these market opportunities.

Matt Dolan —Roth Capital Partners—Analyst

Are there new opportunities you could expand into outside of what you’re expecting, given the synergy here?

Guy Mayer —Tutogen Medical—President, CEO

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Final Transcript

Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

I think it is something that we will really be looking at.

Matt Dolan —Roth Capital Partners—Analyst

Finally, Guy, have you had any early feedback at least from Zimmer with respect to their holdings, given that they own about 28% of your company?

Guy Mayer —Tutogen Medical—President, CEO

We have had some conversations. We have reason to believe that Zimmer will be very supportive of the transaction.

Matt Dolan —Roth Capital Partners—Analyst

Okay, so they are aware of the deal?

Guy Mayer —Tutogen Medical—President, CEO

Yes.

Matt Dolan —Roth Capital Partners—Analyst

Great, thank you guys.

Operator

George Walsh, Gilford Securities.

George Walsh —Gilford Securities—Analyst

What is the timing of the closing of the deal that you’re looking at? Is there any special regulatory approvals that you have to go through?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Tom will start with that and then I’ll finish it.

Tom Rose —Regeneration Technologies—EVP, CFO

The key regulatory approvals in the U.S. - we have Hart-Scott-Rodino Federal Trade Commission approval to get through. We hope to get approval on that in the next 30 days. We had some regulatory approvals to receive in Europe, as well.

Beyond that, we have our filing with the SEC, which, again, will get done as soon as possible in the next few weeks. After the filing with the SEC, we have to get the approval of both companies’ shareholders.

George Walsh —Gilford Securities—Analyst

Okay, any sense on the timing?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

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Final Transcript
Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Well, we’re going to push as hard as we can. It looks like late Q1 would be on the optimistic side and early Q2 would the slow side, so we’re very hopeful that we can press ahead. There’s certainly a lot of work to be done in the meantime, but we’re going to press as hard as we can to go as fast as we can to put this together.

George Walsh —Gilford Securities—Analyst

Okay, could you go into — it was touched on a bit, but the BioCleanse versus the Tutoplast, the sterilization processes, how they are going to be working together in the combined company?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

I will start in and then they can jump in and finish. The basic idea is the BioCleanse works extremely well on bone and the Tutoplast process works very, very well on membrane-type products. We would expect to try to maximize the use of both systems. We expect to maintain both brand names of Tutoplast and BioCleanse. They are both validated sterilization systems with good safety records. So we want to utilize both and our R&D people actually enjoy the opportunity to have multiple systems to choose from when they are selecting how to process specific tissues to meet recipient need.

Tom Rose —Regeneration Technologies—EVP and CFO

The only thing I would add to that is, again, BioCleanse, we have really focused on, as Brian mentioned, the bone, musculoskeletal issue tissue, but in addition, the BioCleanse process is the preferred process, best process for the soft tissue tendons. So we will continue to utilize BioCleanse for the tendons.

Guy Mayer —Tutogen Medical—President, CEO

As Brian mentioned, our scientists will get together, obviously as part of — a little bit integration, but post-closing and really determine the best way to optimize these systems. We think they are both the best sterilization systems on the market and, again, great opportunities to optimize the complementary processes.

George Walsh —Gilford Securities—Analyst

Okay. And could you talk about just leverage of the sales forces of the company?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Well, there certainly is an opportunity to do a better job by providing more tissues to meet demand to the entire distribution force, whether it be direct or through partnerships. We expect to focus a lot of effort on maximizing the return on that once this combined company comes together and there will be lots of folks paying attention to that as soon as they possibly can.

George Walsh —Gilford Securities—Analyst

Okay, and who will head the sales force?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Guy is actually going to be leading all of the partnership business segments and the sports medicine group has been under Roger Rose and will continue there. That is our direct group.

George Walsh —Gilford Securities—Analyst

Okay. Is there anything special in Alachua you’re going to doing? You’re right across the street from each other. I guess you are going to keep those two facilities and just put a lot of product through each of them?

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Final Transcript
Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

For the near-term that would be the case. Certainly have a large facility here, a world-class biopharma facility that is only 50% utilized, so there is certainly room, should the opportunity present itself, to move some of those processes into our building.

I think Tutogen is bursting at the seams in their building, so they are in a rented space. So we certainly have opportunities and we will take a look at all of those. No decisions are made today and will not be made until this gets put together.

George Walsh —Gilford Securities—Analyst

Okay, great. Thank you.

Operator

Caroline Corner, Pacific Growth Equity.

Caroline Corner—Pacific Growth Equity—Analyst

Congratulations on the merger. I had a question. I think Brian mentioned before that you’re planning on beefing up the clinical data with regard to Tutoplast and I think the merger makes a lot of sense from a procurement and supply constraint issue for the Tutoplast. Can you also talk about how the larger organization, what their plans are for getting some clinical data, which this space, especially the hernia repair, has been fraught with a lack of data. Your plans for getting data going forward?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

I’ll start there and I’ll let Guy jump onto this as well. At this point in time, my comment was that I know Tutoplast has a long track record and I know that there has been a push for more clinical data in this space. We have a general idea that we would like to do that. We believe the products that Tutogen offers perform extremely well and we would like to document that over time. There is not a specific study planned at this point in time that RTI is involved in, and I do not know of any that Tutogen is involved in either, but I’ll certainly let Guy address that.

But longer-term, like all of our products, we want to try to do as much as we can working with clinical folks that actually use the products and recipients that receive the products to continue to learn more about them and improve them.

Guy Mayer —Tutogen Medical—President, CEO

Caroline, if you think of Tutogen, in the last two years we have been setting up headquarters in the U.S. and building the U.S. business. We started putting together and R&D organization, bringing in Dr. Greenspan to the Company just eight months ago. The combination of the two companies brings our R&D effort to a very well-established R&D effort at Tutogen — at RTI.

So I think combination from an R&D standpoint will help get our partners to work with us in getting more data, but it is also important that our partners have a responsibility for clinical data and especially in hernia repair, I have commented that the folks at Davol are working on some case studies. They will be publishing case studies in support of Alumax and it just takes — there is just a period of time that is required to get these case studies done. They launched the product in January. Case studies are normally six-month long. They normally want six months after the case study is done to make sure there are no reoccurrences. So I would expect that will start seeing some case studies coming out in the next quarter or so.

Caroline Corner—Pacific Growth Equity—Analyst

I am familiar with Alumax and going forward, if Tutogen and RTIX merger try to make a bovine version of Alumax, what would be the time frame for that kind of development to get a new products, if you were to try to make a xenograft product for hernia repair?

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Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Guy Mayer —Tutogen Medical—President, CEO

Great question. We have — Tutogen has a bovine pericardium membrane for hernia repair. That is called Tutopatch and Tutomesh. I think we’ll find some brand names for the U.S. for those markets.

I have mentioned in the past that we will enter the hernia repair market in 2008 with our bovine pericardium product. I have also said publicly that we are currently in discussions with some potential partners for that area. We believe that we have a good product that we have been running clinicals on in Europe for the last three years. So that’s a product that we will launch in 2008.

Caroline Corner —Pacific Growth Equity —Analyst

Great, thanks for taking my call.

Operator

Ian Sunder, Jefferies.

Ian sunder—Jefferies—Analyst

Congratulations. You said there were a little overlap between the two companies. Can you provide specifics provide specifics on market share in the areas where there are overlaps?

Tom Rose —Regeneration Technologies—EVP, CFO

Really, there’s only one place we overlap and that’s in spine. Tutogen has a relationship with Zimmer Spine. I would say in overall spine share, Zimmer is very small. Their allograft portion of that market would also be very small.

RTI has relationships with several companies in spine, including Medtronic, Stryker, Orthofix and others. We have a very good-sized market share in that space. The combined company should be able to do a better job of penetrating all of those partnerships in the spine and build our base quite well.

Ian sunder—Jefferies—Analyst

Okay, thank you.

Operator

Keay Nakae, Collins.

Keay Nakae —Collins Stewart—Analyst

Guy, on the Tutogen side, with respect to your product yields based on the tissue you’re sourcing, beyond the swaps you already have in place, how does the ability to access the RTI product distribution network potentially enhance your product yields?

Tom Rose —Regeneration Technologies—EVP, CFO

Let me jump in that one. The — again, as I had mentioned in my comments — in your processing episodes, if there is a broad diversification of products, obviously the processors have more options to develop implants from the tissue that they are working on. An excellent example of that for the combined company is we have a significant bone paste business, which is utilized as a certain

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Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

type of tissue. Right now, Tutogen does not have bone paste products and so, again, some of the tissue that they are processing will be diverted to give us larger supplies of tissue for bone paste. That is just kind of one obvious example.

On the other hand, you drill down to other sectors, such as spine, we — as we have done our due diligence and looked at our processing techniques, we are going to the learning things from Tutogen. They are going to be learning things from us as the combined operation that’s going to result in higher yields for both companies. Guy, you might want to add —

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Let me add onto that, as well. For all of you that are familiar with RTI know that we have talked about for a long time our relationship with a very large closed herd of bovine tissue and this combination will allow us, because of Tutogen’s expertise in the bovine area, will allow us to accelerate our growth in those areas. Certainly between the two processes that we both use, we will have an opportunity to process more of that tissue as well. So that involves not just bone, but also soft tissues as well and bovine pericardium.

So there are many, many, many opportunities. It is kind of early — it is very early because the companies are not combined yes, but we will be working to maximize everything we get from human and bovine tissues to make the best use we possibly can and help the most people.

Keay Nakae —Collins Stewart—Analyst

Okay, thanks.

Operator

David [Hines], WS Management.

David Hines —WS Management—Analyst

Are there any stock price collars or breakup fees?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

There are no collars. There are breakup fees and they’re both — it is $6.5 million for either company and there are conditions under both that are similar for both companies.

David Hines —WS Management—Analyst

Okay, thanks.

Operator

Scott Gleason, Stephens.

Shawn Fitz —Stephens Inc.—Analyst

Shawn Fitz again from Stephens. Brian, could you remind us how many xenograft products that Regeneration currently has approved for international markets?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

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Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

10.

Shawn Fitz —Stephens Inc.—Analyst

10 and that includes a series of spine products as well?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Yes and we have learned through our work so far that Tutogen also has a bovine spinal implant and it has been implanted.

Shawn Fitz —Stephens Inc.—Analyst

Okay, how quickly could that opportunity begin to manifest itself when you combine the products you have approved internationally on the xenograft side with Tutogen’s very extensive distribution? Is that something that could manifest itself in ‘08 or is that more of an ‘09 event?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

There certainly will be a lot of learning that goes on in ‘08 and Guy’s better positioned at this point than I am to tell you how fast the ramp up could be, but there would certainly be — will be opening their eyes to what these products are. They have not seen them yet, but they certainly will.

Guy Mayer —Tutogen Medical—President, CEO

Yes, I think when we look at ‘08 a lot of our distribution partners will be anxious to look at new products. So I would think that we will start seeing some effect in ‘08.

Shawn Fitz —Stephens Inc.—Analyst

Brian, currently you all really are selling nothing international on the xenograft side?

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Very little.

Shawn Fitz —Stephens Inc.—Analyst

It is almost impossible for that not to be additive, obviously, I guess.

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

We think it will be.

Shawn Fitz —Stephens Inc.—Analyst

Okay, thanks.

Operator

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Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

Adam Galeon, Visium.

Adam Galeon —Visium Capital Management—Analyst

Two quick questions. First, the five, $6 million of cost savings, can you just break that down into public company costs, whatever other buckets you can?

Tom Rose —Regeneration Technologies—EVP, CFO

Yes, we are — it is a little premature right now to give too much more color on the specific costs. As I mentioned in my comments, the majority of the five to $6 million would be administrative/public company-type costs.

In addition, as you look at the five to $6 million, again, as I also mentioned, there are opportunities to reduce facility costs as we look at optimizing our two facilities and bringing the processing groups together. Then there is some other costs, interest expense, some tax savings that are built into that as well.

Adam Galeon —Visium Capital Management—Analyst

So there is tax savings, but the facilities costs — or facilities synergies are additives to the five to $6 million or included in the five to $6 million?

Tom Rose —Regeneration Technologies—EVP, CFO

They are already included in the five to six.

Adam Galeon —Visium Capital Management—Analyst

Okay, got you. Guy, just make sure I understand your comments around Zimmer, so your expectation is that they have no issues with the merger and their only action will be to bless the deal and vote for it?

Guy Mayer —Tutogen Medical—President, CEO

Well, let me tell you, we have not had extensive conversations, but they are aware of the deal and I have — based on the discussions I have had, I have no reason to believe that they will not support the deal.

Adam Galeon —Visium Capital Management—Analyst

Okay, thanks a lot.

Operator

At this time, we have no further questions.

Brian Hutchison —Regeneration Technologies—Chairman, President, CEO

Vicki, thank you. Thanks, everyone, for joining us today on this call. We certainly appreciate the interest of all the investors and we look forward to seeing many of you in New York this week and many of you beyond that later. Thank you.

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Nov. 13. 2007 / 9:05AM ET, RTIX - Regeneration Technologies, Tutogen Medical Announce Agreement to Merge

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